EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
To the Administrative Committee of the
Mindspeed Technologies, Inc. Retirement Savings Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-106148) on Form S-8 of Mindspeed Technologies, Inc. of our report dated June 12, 2006 with respect to the statements of net assets available for benefits of Mindspeed Technologies, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-Schedule of Assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Mindspeed Technologies, Inc. Retirement Savings Plan.
/s/ Lesley Thomas Schwarz & Postma, Inc.
Lesley, Thomas, Schwarz & Postma, Inc.
A Professional Accountancy Corporation
Newport Beach, California
June 26, 2006